Baker & McKenzie Abogados, S.C.

Edificio Virreyes
Pedregal 24, piso 12
Lomas Virreyes / Col. Molino del Rey
11040 México, D.F.

Tel: +52 55 5279 2900

Fax: +52 55 5279 2999

b&m.comunicacion@bakermckenzie.com

www.bakermckenzie.com/mexico

Asia Pacific

Bangkok

Beijing

Hanoi

Ho Chi Minh City

Hong Kong

Jakarta*

Kuala Lumpur*

Manila*

Melbourne

Shanghai

Singapore

Sydney

Taipei

Europe, Middle East
& Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Baku

Barcelona

Berlin

Brussels

Budapest

Cairo

Doha

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Kyiv

London

Luxembourg

Madrid

Milan

Moscow

Munich

Paris

Prague

Riyadh

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

Latin America

Bogota

Brasilia*

Buenos Aires

Caracas

Guadalajara

Juarez

Mexico City

Monterrey

Porto Alegre*

Rio de Janeiro*

Santiago

Sao Paulo*

Tijuana

Valencia

North America

Chicago

Dallas

Houston

Miami

New York

Palo Alto

San Diego

San Francisco

Toronto

Washington, DC

* Associated Firm

November 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:         Betterware de Mexico, S.A. de C.V.

Registration Statement on Form F-4

Filed September 27, 2019

File No. 333-233982

Dear Ms. Bagley:

On behalf of Betterware de Mexico, S.A. de C.V. (the “Company”), we are hereby responding to the letter, dated October 24, 2019 (the “Comment Letter”), from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-4 filed on September 27, 2019 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-4 filed September 27, 2019

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination, page 17

1.            We note your description of DD3 and Betterware. Please also include a brief description of BLSM in this section, including its relationship to DD3 and Betterware prior to the merger transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1.

Consideration to Be Received in the Business Combination, page 19

2.            We note your disclosure that a portion of the combined company shares will be held in trust to secure debt obligations of the combined company. Please disclose the amount of combined company shares you anticipate will be held in trust, or how you intend to calculate this portion at the effective time of the Merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1.

DD3’s Board of Directors’ Reasons for Approval of the Business Combination, page 22

3.            Please disclose the measure by which you determined that Betterware is the “leading” direct-to-consumer company focused in the home organization segment and, if true, clarify that this statement is limited to companies serving Mexico.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 74 of Amendment No. 1 to delete “leading.”

Baker & McKenzie Abogados, S.C. is a member of Baker & McKenzie International, a Swiss Verein.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 2

Selected Historical Combined Financial Data of Betterware and BLSM, page 25

4.	Please disclose historical and per share data and dividends per share for the year ended December 31, 2019 and the interim period ended June 30, 2019. Refer to Item 3(d) of Form F-4. Please also disclose earnings per share on the face of the Combined Statements of Profit and Loss and Other Comprehensive Income for the Years Ended December 31, 2018 and 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 through 31 of Amendment No. 1.

Non IFRS Financial Measures, page 30

5.	Please explain why you described the gain on sale of transportation equipment as an extraordinary income item and disclose the financial statement line item where it is included.

Response: Betterware’s recurring income comes from the sale of products focused on the home organization segment. The gain on sale of transportation reported in 2018 was a non-recurring event for Betterware where it performed a sale and lease back transaction of its corporate vehicle fleet that employees use for work related activities and should as a result be excluded from Betterware’s recurring operating results.

This one-time gain is included in the Administrative Expenses line item in the Company’s Combined Statements of Profit or Loss and Other Comprehensive Income.

6.	Please revise to include a statement why the non-IFRS financial measures are useful to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 3

7.	EBITDA is typically further adjusted for items that are non-recurring in nature. Please tell us why you believe your presentation of Adjusted EBITDA, with the exclusion of employee benefits, is appropriate.

Response: The Company previously believed that these employee benefits could be excluded because they represent variable bonuses to employees, but after further assessment of their nature, the Company determined that they occur on an annual basis and has revised the disclosure on pages 31 and 32 of Amendment No. 1.

Selected Historical Financial and Other Data of DD3, page 32

8.	We note your statement that the tables should be read in conjunction with unaudited interim financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus. Please revise this statement to clarify to which interim financial statements you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1 to delete the statement regarding the unaudited interim financial statements.

Comparative Per Share Data, page 33

9.	Please revise to also disclose the following or advise why the disclosure is not applicable:

•	cash dividends declared per share for the periods for which financial data is presented pursuant to Item 8 of Form 20-F;

•	income (loss) per share data, including Betterware per share data, for the periods for which financial data is presented pursuant to Item 3.A of Form 20-F;

•	book value as of the end of the most recent fiscal year and interim period; and

•	equivalent per share data of DD3.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 4

Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before non-recurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of Betterware by the exchange ratio so that the per share amounts are equated to the respective values for one share of DD3. Please refer to Item (3)(f) and the Instructions thereto.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 35 of Amendment No. 1.

Risk Factors

Risks Related to the Business of Betterware

“BWM depends on multiple contract manufacturers to provide it with products.”, page 41

10.	We note your disclosure that, in 2018, products supplied by Chinese manufacturers accounted for 89% of BWM’s revenues. Please disclose whether you expect this trend to continue in future financial periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.

“Material weaknesses have been identified in Betterware’s internal control . . .”, page 42

11.	We note your disclosure that, in connection with preparation of Betterware’s combined financial statements, material weaknesses in internal controls over financial reporting have been identified, and that “Betterware has begun taking measures to remediate the underlying causes of the material weaknesses.” Please briefly describe the measures taken by Betterware, and any measures Betterware intends to take in the future, to remedy these weaknesses in internal controls.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of Amendment No. 1.

“Public shareholders who purchased units in DD3’s initial public offering . . .”, page 46

12.	We note your disclosure that “DD3’s public shareholders may allege that some aspects of the Business Combination are inconsistent with the disclosure contained in the prospectus issued by DD3 in connection with the offer and sale of units in its initial public offering, including the structure of the proposed Business Combination.” Please expand your disclosure to discuss whether and how the structure of the proposed business combination is inconsistent with the disclosure contained in the prospectus relating to DD3’s initial public offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 5

Risks Related to DD3 and the Business Combination

“There can be no assurance that the combined company’s securities will be approved for listing on Nasdaq . . .”, page 54

13.	Please disclose whether the business combination will be consummated if the company’s securities are not approved for listing on the Nasdaq.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1.

The Business Combination

Background of the Business Combination, page 64

14.	We note your disclosure that, from the consummation of DD3’s initial public offering though the signing of the Business Combination agreement, DD3 considered a number of potential target companies with the objective of consummating a business combination. We also note your disclosure that DD3 decided not to pursue certain alternative acquisition targets based on DD3’s view that the growth potential, strategy, management teams, deal structure, and valuation of those opportunities did not meet DD3’s objectives. Finally, we note your disclosure that several of these opportunities had significant individual merits and were carefully evaluated. Please amend your disclosure to provide more specific details about each of these alternative acquisition targets, including when and how DD3 engaged with each target throughout the transaction timeline, the individual merits of these deals, and why each deal was ultimately not pursued by DD3. Throughout your discussion, please indicate when non-disclosure agreements, due diligence, letters of intent, and confirmatory due diligence were conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 6

Transaction Timeline, page 64

15.	We note your disclosure that DD3 contacted Deloitte to request a tax due diligence of Betterware, and that, “[o]n April 1, 2019, Deloitte finalized the tax due diligence on Betterware and presented its findings and conclusions to DD3.” You further disclose that “[n]o material risks were found,” and “[t]he Deloitte report concluded that as a result of such review and based on the tax information provided, they consider that Betterware and BLSM reasonably complied with their tax obligations . . . for the fiscal year 2018.” Please provide the written consent of Deloitte as an exhibit to your registration statement or tell us why you do not believe you are required to do so. Refer to Rule 436(a) of the Securities Act, which states that “if any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement . . . the written consent of the expert . . . shall be filed as an exhibit to the registration statement.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1 to delete references to the findings and conclusions that resulted from the performance of due diligence.

16.	We note your disclosure on page 22 that, in approving the business combination, “[t]he officers and directors of DD3 . . . concluded that their experience and backgrounds, together with the experience and sector expertise of DD3’s financial advisors, including EarlyBirdCapital, enabled them to make the necessary analyses and determinations regarding the Business Combination with Betterware.” We also note your disclosure on page 64 that you considered alternative acquisition targets “with the support of EarlyBirdCapital,” and your disclosure on page 65 that EarlyBirdCapital was presented with the Betterware opportunity and the board’s preliminary valuation assessment, and discussed structure alternatives to merge DD3 with Betterware. In light of the foregoing, please tell us whether EarlyBirdCapital provided you with any valuation of potential targets, including Betterware, and if so, please provide this valuation in your filing, or tell us why that is not required.

Response: EarlyBirdCapital did not provide any valuation of potential targets presented to them by DD3 or of Betterware. EarlyBirdCapital was presented with the potential targets by DD3 and provided a more qualitative advisory regarding potential attractiveness of the targets in the view of investors based on the type of business of the potential targets.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 7

Unaudited Combined Pro Forma Financial Information, page 71

17.	Please revise to present a combined pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X, and a pro forma combined statement of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Please refer to Item 5 of Form F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77 through 85 of Amendment No. 1.

18.	Please tell us your consideration of including earnings per share data for Betterware in the pro forma combined statement of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the earnings per share data for Betterware in the pro forma combined statement of operations on page 84 of Amendment No. 1.

The Business Combination Agreement, page 88

19.	We note your disclosure on page 102 regarding the consent to jurisdiction provision to be contained in the combined company’s charter. In appropriate places, please provide additional disclosure of the material risks related to this provision, including any questions about its enforceability.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 172 and 173 of Amendment No. 1.

Information About Betterware, page 108

20.	Please provide support for the following statements, or characterize them as management’s opinions or beliefs:

•	“[Mexico’s] middle-income consumers are merging, and historic high consumer confidence is present;”

•	“[D]espite the economic slowdown, growth remained healthy in the [direct selling] industry;”

•	“In Mexico approximately 80% of the direct selling distribution network are women and approximately 90% have other sources of income, this individual [sic] work parttime and consider this activity as a second source of income and value its flexibility of work-life balance;”

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 8

•	“During 2018 the Mexican industry had a approximately 2.7mm distribution network, representing .. . . approximately 4% growth vs 2017;”

•	“The Mexican direct to consumer value in 2018 increased by approximately 6%, to reach approximately US$7bn;” and

•	“The industry remains highly fragmented, with the leading company accounting for a approximately 14% value share in 2018.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116 through 119 of Amendment No. 1.

Industry Overview

Mexico, page 110

21.	Please disclose the measure by which you determined that the companies disclosed in the graphic on page 111 are “top” players in the direct to consumer sector.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Experienced Management & Meritocratic Culture, page 114

22.	We note your disclosure that “Betterware received an Employee Net Promoter Score of 69 (out of 100) as of 2018, higher than those of top companies like [A]didas, [T]rip [A]dvisor and American [E]xpress.” Please disclose the entity that provides companies with this Employee Net Promoter Score.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of Amendment No. 1 to remove the reference to the Employee Net Promoter Score.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 9

Offerings, page 116

23.	Please provide a brief description of the “extensive consumer reading behavior analysis” you use to ensure that the content in each catalogue is distributed efficiently. For example, please tell us whether you conduct this analysis, or if you engage a third party to do so, and the process by which you obtain and analyze consumer reading behavior data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

24.	Please define “regular priced products,” “category boosters,” “new product hooks,” and “hyper offers.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

Logistics Infrastructure and Supply Chain, page 117

25.	Please define your “warehousing key metrics,” including “service level,” “service level inventory,” “excess inventory,” and “defective claims rate.” Please also define your “distribution key metric,” “on-time delivery rate.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of Amendment No. 1.

Customers, page 118

26.	Please define “the C and D socioeconomic segments” of the socioeconomic pyramid in Mexico, including the customers that are included in each of these segments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of Amendment No. 1.

Government Regulation, page 118

27.	We note your disclosure that “Betterware is subject to extensive and varied federal, state, and local regulation in the jurisdictions in which it operates.” Please disclose the material effects of government regulations on the company’s business, identifying the regulatory body. See Item 4.B.8. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 10

Distributors and Associates Network, page 119

28.	Please provide qualitative disclosure describing your basis for the projections in the graphic on page 119. Please also clearly disclose what is meant by “1H18 and 1H19” in the far right two columns in the graphic.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

29.	We note your disclosure that “the sale of Betterware’s products represent a second source of income and additional contribution to [Distributors’ and Associates’] house[s],” and that “in some cases [y]our top Distributors quit their other jobs only to focus on selling [y]our products.” Please clarify how Distributors and Associates earn money on sales of your products. For example, disclose whether each receives a percentage of the cost of your products paid by consumers, or receives other compensation from you for being a Distributor or Associate. Describe any compensation arrangements in detail, including the differences, if any, between compensation for Distributors and Associates. Finally, disclose whether Distributors or Associates are reimbursed for any fees they incur delivering products to final consumers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 127 and 129 of Amendment No. 1.

30.	Please clarify the percentage of Associates that are “final consumers” versus “the selling point with other clients.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 1.

Index to Financial Statements, page F-1

31.	Please update the combined financial statements of Betterware and BLSM in accordance Item 17 of Form 20-F. Please refer to Item 14(h) of Form F-4.

Response: In response to the Staff’s comment, the Company has included updated combined financial statements of Betterware and BLSM starting on page F-2 of Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 11

Combined Statements of Changes in Net Parent Investment, page F-6

32.	Please tell us your consideration of providing the disclosures required by paragraphs 106(d)(ii) and 106A of IAS 1.

Response: The Company respectfully informs the Staff that because it is providing combined financial statements, a statement of changes in equity is not included, and as a result a reconciliation of Other Comprehensive Income is not included. Changes in Other Comprehensive Income can be found in the combined statements of profit or loss and other comprehensive income since it corresponds to only one line item. Additionally, the amount is not material.

Notes to Combined Financial Statements

16. Provisions, page F-34

33.	Please tell us your consideration of disclosing the information required by paragraph 85 of IAS 37.

Response:

A.	Commissions, promotions and other

It includes commissions payable to the sales force for the last week of the year and is settled in the first week of the following year, additionally it includes the provision of exchange points obtained by distributors and associates for the sale of products, these points have a revolt where they are mostly used during the following year.

B.	Bonuses and other employee benefits

It includes annual performance bonuses as well as vacation provisions, vacation premium, savings fund, among others. They are generally settled during the following year.

C.	Professional Services Fees

It includes the fees for services such as external audit, legal, internal audit, among others. Their revolt is annual.

United States Securities and Exchange Commission Division of Corporation Finance November 6, 2019 Page 12

Note 21. Earnings per share, page F-41

34.	Please tell us how weighted average shares outstanding were determined at each date and explain to us why the amounts exceed the shares disclosed on page F-40.

Response: The shares were considered from the date of the capital increases or decreases for the remaining months of the year, and the average was divided by the profit of the year to calculate the profit per share.

* * *

Please do not hesitate to contact the undersigned at +52(55)5279-2908 or, in his absence, Lorenzo Ruiz de Velasco B. at +52(55)5279-2942 should you have any questions regarding Amendment No. 1 or the above responses.

Sincerely yours,

Baker & McKenzie Abogados, S.C.

/s/ Reynaldo Vizcarra Méndez

Reynaldo Vizcarra Méndez

cc:	Betterware de Mexico, S.A. de C.V.

DD3 Acquisition Corp.

Alan I. Annex, Esq.